UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                          HOMETOWN AUTO RETAILERS, INC.

                                (Name of Issuer)

                   COMMON STOCK, CLASS A & B, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    437858103
                                 (CUSIP Number)


                                DECEMBER 27, 2004
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /___/     Rule  13d-1(b)
     /___/     Rule  13d-1(c)
     /_X_/     Rule  13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. 437858103

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1)      Names of Reporting Persons.
        I.R.S. Identification Nos. of Above Persons (entities only)
                 WILLIAM C. MULLER, SR.
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2)      Check the Appropriate Box if a Member of a Group               (a) [ ]
        (See Instructions)                                             (b) [ ]

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3)      SEC Use Only

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4)      Citizenship or Place of Organization
                 UNITED STATES OF AMERICA
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     Number of Shares       5)     Sole  Voting Power                    0
     Beneficially           ---------------------------------------------------
     Owned by Each          6)     Shared  Voting  Power                 0
     Reporting              ---------------------------------------------------
     Person With            7)     Sole  Dispositive  Power              0
                            ---------------------------------------------------
                            8)     Shared  Dispositive  Power            0
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9)      Aggregate  Amount Beneficially Owned by Each Reporting Person    0

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10)     Check if the Aggregate Amount in Row (9) Excludes
        Certain Shares (See Instructions)                                 [ ]

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11)     Percent of Class Represented by Amount in Item 9                0%

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12)     Type of Reporting Person (See Instructions)

                  IN
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ITEM  1.

(A)     NAME  OF  ISSUER
        HOMETOWN AUTO RETAILERS, INC.

(B)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE
        774 STRAITS TURNPIKE, WATERTOWN, CT 06795

ITEM  2.

(A)     NAME OF PERSONS FILING WILLIAM C. MULLER, SR.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE 630 NORTH BROADWAY, YONKERS, NY 10701


(C)     CITIZENSHIP UNITED STATES OF AMERICA

(D)     TITLE OF CLASS OF SECURITIES COMMON STOCK, CLASS A & B, $0.001 PAR VALUE

(E)     CUSIP NUMBER
        437858103


ITEM  3.

     If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) ___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


ITEM  4.     OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:    0

     (b) Percent of class: 0

     (c) Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote: 0

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 0

     (iv) Shared power to dispose or to direct the disposition of: 0


ITEM  5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /_X_/.

ITEM  6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          NOT APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE

Dated:  January 24, 2005


                                      By: /s/ WILLIAM C. MULLER, SR.
                                          ----------------------------
                                          Name: WILLIAM C. MULLER, SR.
                                          Title: